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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GENIE ENERGY LTD.

Full Name of Registrant

N/A

Former Name if Applicable

520 Broad Street

Address of Principal Executive Office (Street and Number)

Newark, New Jersey 07102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-CEN, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As disclosed on the Company’s Current Report on Form 8-K filed on March 12, 2026, on March 9, 2026, the Audit Committee of the Board of Directors of the Company in consultation with the Company’s management concluded that the Company’s previously issued financial statements for the years ended December 31, 2024 and December 31, 2023 contained in the Company’s Annual Report on Form 10-K, and in the Company’s previously issued unaudited condensed consolidated financial statements for each of the quarterly and year-to-date periods in 2024 and 2025 that were included in Forms 10-Q that were filed for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025 (collectively, the “Prior Periods”), should not be relied upon and require restatement (“Restatement”) because of errors related to its accounting for the liability associated with its captive insurance subsidiary recorded in the Prior Periods that resulted in material misstatements of cash and cash equivalents, restricted cash—short-term and long-term, deferred income tax assets, net, income taxes payable and current and noncurrent captive insurance liabilities on the balance sheets, and provision for captive insurance liability and provision for income taxes on the statements of operations (resulting in understatements of Income from Operations and Net Income), included in the financial statements for the Prior Periods.

The need for the Restatement was discovered during the course of the audits of the Company’s consolidated financial statements for the years ended December 31, 2023, 2024 and 2025. The Company was required to undertake a re-audit of its financial statements for 2023 and 2024 because the registration of its prior independent registered public accounting firm, Zwick CPA, PLLC, who had conducted the audits of those periods and issued reports thereon, was revoked by the Public Company Accounting Oversight Board (the “PCAOB”).

As the Company intends to restate the audited financial statements for the years ended December 31, 2024 and 2023 that will be included in its upcoming Annual Report on Form 10-K for the fiscal year ended December 31 2025 (the “Comprehensive 10-K”), the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, without unreasonable effort and expense. The Company needs additional time as a result to file the Comprehensive 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Avi Goldin	973	438 4075
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on management’s preliminary analysis, the Company currently estimates that the restated financial statements will: (i) increase 2023 Income from Operations, Provision for Income Taxes and Net Income by approximately $45.1 million, $12.4 million and $32.7 million from the as reported figures, respectively; and (ii) increase 2024 Income from Operations, Provision for Income Taxes and Net Income by approximately $33.6 million, $10.7 million and $22.9 million respectively. The Company’s review is ongoing and their preliminary estimates are subject to change.

GENIE ENERGY LTD/

_________________________________________________.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	By:	/s/ Avi Goldin
March 16, 2026		Name: Avi Goldin Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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